

Cheech & Chong™

CHILL SHOTS

#50YEARSOFCHILL



ABOUT CHEECH & CHONG

CHEECH & CHONG ARE AN ICONIC GRAMMY AWARD – WINNING COMEDY DUO CONSISTING OF RICHARD “CHEECH” MARIN AND TOMMY CHONG WHO FOUND A WORLD-WIDE AUDIENCE FOR THEIR FILMS AND STAND-UP ROUTINES, WHICH ARE BASED ON THE HIPPIE AND FREE LOVE ERA, AND ESPECIALLY DRUG AND COUNTERCULTURE MOVEMENTS, MOST NOTABLY THEIR LOVE FOR CANNABIS & CBD.





Cheech & Chong™ CHILL SHOT

*This information is private and confidential and only intended for review by authorized recipients of Cheech & Chong Beverages LLC



Cheech & Chong CHILL SHOT

AN ICONIC HIGHLY RELEVANT DUO – SOCIAL MEDIA

- ***18.8 MILLION*** FOLLOWERS ON SOCIAL MEDIA
- COMEDY TOUR STILL SELLING OUT LARGE ROOMS AND ARENAS NATIONWIDE
- CUTURALLY RELEVANT



















cheechmarin
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Cheech Marin
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Actor, director, musician, author, Chicano art collector, and half of comedy duo Cheech and Chong www.CheechMarin.com
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heytommychong
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Tommy Chong
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Comedian, Actor, Writer, Activist, Musician, Dancer and occasionally smokes a little bit of pot, man.
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Tommy Chong
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Comedian, Actor, Writer, Director, Activist, Musician, Dancer and occasionally smokes a little bit of pot, man. @chongschoice
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Official account of the iconic duo. Currently on tour!
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@cheechandchong
Comedy legends Cheech Marin and Tommy Chong.
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UPCOMING EVENTS
31 JULY , 2020
CHEECH & CHONG
BEVERLY HILLS, CA, THE SABAN
BUY TICKETS
1 AUGUST , 2020
CHEECH & CHONG
OJAI, CA, LIBBEY BOWL
BUY TICKETS
18 SEPTEMBER , 2020
7:30 PM
CHEECH & CHONG
TUCSON, AZ, FOX THEATRE
BUY TICKETS

*This information is private and confidential and only intended for review by authorized recipients of Cheech & Chong Beverages LLC



THE CHEECH & CHONG BEVERAGE LINE – "THE PROJECT"

THE SCOPE

DEVELOP A 2OZ CHEECH & CHONG CHILL RELAXATION SHOT. LAUNCH SET FOR Q3 2020.
DEVELOP A 2OZ CHEECH & CHONG CBD SHOT. LAUNCH SET FOR Q4 2020.

THE GOAL
DELIVER THE HIGHEST QUALITY RELAXATION BEVERAGE LINES TO THE WORLD LEVERAGING THE CHEECH & CHONG BRAND.

THE WHY
2020 – 2021 WILL SEE THE "BOOM" OF RELAXATION & CBD BEVERAGES IN THE CONSUMER RETAIL MARKET. CBD BEVERAGES ARE EXPECTED TO GROW TO NEAR 2 BILLION DOLLARS IN SALES BY THE YEAR 2023. WE INTEND TO ENTER THE MARKET WITH A PROVEN, TRUSTED NAME IN THE CBD SEGMENT WITH A PRODUCT THAT IS MADE FROM THE HIGHEST QUALITY INGREDIENTS WITH THE UTMOST TRANSPARENCY AND AWARENESS.

AN ETHOS OF GIVING BACK
WE BELIEVE OUR COMPANY NEEDS TO DO MORE THAN JUST SELL THE BEST RELAXATION BEVERAGES ON THE MARKET. WE ALSO BELIEVE IN SUPPORTING CHARITABLE CAUSES THAT SUPPORT ANXIETY AND DEPRESSION. WE WILL BE GIVING BACK A PORTION OF OUR NET PROCEEDS TO SELECT ANXIETY AND DEPRESSION ORGANIZATIONS NATIONWIDE.



CHILL SHOT

THE CHEECH & CHONG 2oz CHILL SHOT RELAXATION BEVERAGE LINE – “THE PROJECT”





CHEECH & CHONG 2OZ CHILL SHOT

50 YEARS OF CHILL IN A BOTTLE!

CHEECH & CHONG CHILL SHOTS CONTAIN A HIGH-QUALITY BLEND OF VALERIAN ROOT, ROSE HIP & B-VITAMIN EXTRACT TO QUICKLY TAKE THE EDGE OFF THE DAY & STAY CHILL

CHEECH & CHONG CHILL SHOTS ARE A CONVENIENT, FAST ACTING CHOICE WHEN YOU NEED TO UNWIND, RELAX & SHAKE OFF THE STRESSES OF A LONG DAY.

CHILL
0 CALORIES
Cheech & Chong
CHILL SHOT
REST BETTER · CHILL & RELAX
DRUG FREE · 0 CALORIES
Berry flavor - 1.93 fl oz (57ml) DIETARY SUPPLEMENT
25MG
5 CALORIES
Cheech & Chong
CBD SHOT
BROAD SPECTRUM · CAFFEINE FREE
ZERO THC (0%) · SUGAR FREE
Berry flavor - 1.93 fl oz (57ml) DIETARY SUPPLEMENT

CHEECH & CHONG 2OZ CBD SHOT

50 YEARS OF CHILL IN A BOTTLE!

OUR READY TO DRINK 2OZ SHOT CONTAINING 25MG OF BROAD-SPECTRUM NANO CBD IS JUST WHAT YOU NEED TO STAY CHILL.

CHEECH & CHONG CBD SHOTS ARE A NON-THC, CONVENIENT READY TO DRINK BEVERAGE IN SHOT FORM FOR WHEN YOU NEED TO TAKE THE EDGE OFF OF THE DAY IN A QUICK AND CONVENIENT WAY.



THE CHEECH & CHONG BEVERAGE LINE – "THE CBD BEVERAGE BOOM"

CBD beverages market value in the United States from 2018 to 2022

Published by [Emma Bedford](#), Jan 23, 2020

The market value of CBD-infused beverages in the Untied States is predicted to grow substantially over the coming years. By 2023, the market is expected to be valued at 1.4 billion U.S. dollars, over 16 times greater than its 2018 size.

https://www.statista.com/statistics/1063648/cbd-beverages-market-value-us/

Aug 27, 2019 (Brandessence Market Research via COMTEX) -- CBD

2018-2024- Rising Awareness of the health benefits expected to grow CBD Beverages market.

"According to Zenith Global, the U.S. CBD-filled drinks market will reach an estimated USD 1.4 billion by 2023, making it one of the fastest-growing segments in the overall industry."

https://www.marketwatch.com/press-release/at-of-274-cagr-cbd-beverages-market-size-to-surpass-usd-1138-million-by-2025-2019-08-27



EXECUTIVE TEAM – "THE CREW"

OUR EXECUTIVE LEADERSHIP TEAM CONSIST OF BEVERAGE INDUSTRY VETERANS WITH OVER 30 YEARS OF COMBINED EXPERIENCE WORKING IN BRANDS LIKE RED BULL AND COCA COLA AS WELL AS BUILDING SOME OF THE FASTEST GROWING BRANDS IN THE INDUSTRY.

JOHN MISZUK – FOUNDER, CHEECH & CHONG BEVERAGES, LLC & DISRUPTIVE BRANDS GROUP, LLC

JOHN IS A HIGHLY EXPERIENCED, INNOVATIVE AND STRATEGIC BEVERAGE INDUSTRY VETERAN WITH OVER 17 YEARS OF DEMONSTRATED SUCCESS IN BRAND DEVELOPMENT. JOHN IS HIGHLY SKILLED IN INCREASING REVENUES AND MARKET SHARE IN EMERGING BRAND ORGANIZATIONS AND HAS LED 3 EMERGING BEVERAGE BRANDS TO SUCCESSFUL ACQUISITIONS.

TODD TYLER – OPERATIONS, SUPPLY CHAIN & ADVISORY BOARD MEMBER

TODD IS A SUPPLY CHAIN & LOGISTICS EXPERT WITH SOLID SKILLS IN A DIVERSE RANGE OF BUSINESS MANAGEMENT APPLICATIONS. TODD HAS OVER 15 YEARS OF BEVERAGE INDUSTRY EXPERIENCE WORKING WITH RED BULL, MATADOR DISTRIBUTION AND MANY OTHER EMERGING BEVERAGE BRANDS.



CHILL SHOT

THE CHEECH & CHONG BEVERAGE LINE – "3 YEAR TIMELINE"

2020	2021	2022
2OZ SHOT LAUNCH IN DIRECT TO CONSUMER CHANNEL BUILDING BRAND AWARENESS IN PREPARATION FOR 2021 EADY TO DRINK LAUNCH	2OZ SHOT & 12 OZ CBD READY TO DRINK BEVERAGE LAUNCHED INTO MAINSTREAM RETAIL	BUILD SALES MASS IN RETAIL AS WELL AS DIRECT TO CONSUMER – POSITION COMPANY FOR ACQUISITION



CHILL SHOT

FARM TO BOTTLE BEVERAGES LLC
OFFICIAL LICENSEE OF CHEECH & CHONG BEVERAGE SHOTS

john@drinkcheechandchong.com
www.DrinkCheechandChong.com
www.farmtobottlebeverages.com